FORM 6-K
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Q3 2008 Results
October 28, 2008

Celulosa Arauco y Constitución S.A. in brief
Arauco is a group of industrial, forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, consisting mostly of radiata pine and eucalyptus. The company also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.6 million m3 of wood panels, 3.1 million m3 of sawn timber and 463 thousand m3 of remanufactured wood products.

The company’s wide international reach is the result of sustained industrial growth and a significant increase in its product lines which have been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

US$ Millon	Q3 2007	Q2 2008	Q3 2008	Q3/08 vs Q3/07	Q3/08 vs Q2/08	As of Sep 2007	As of Sep 2008	2008 vs 2007

Sales	885	1.009	975	10,2%	-3,3%	2.574	2.940	14,2%
Gross Profit	415	448	386	-7,2%	-13,9%	1.214	1.259	3,7%
Operating income	253	255	200	-21,2%	-21,9%	764	707	-7,4%
EBITDA (1)	337	351	286	-15,1%	-18,6%	1.017	979	-3,7%
Net income	175	167	130	-25,5%	-21,8%	521	485	-7,0%
CAPEX	97	120	143	47,3%	19,2%	418	388	-7,1%
Net Financial Debt	2.065	2.360	2.276	10,2%	-3,6%	2.065	2.276	10,2%
Capitalization (2)	7.343	8.116	8.048	9,6%	-0,8%	7.343	8.048	9,6%
EBITDA Margin	38,1%	34,8%	29,3%			39,5%	33,3%
ROCE	10,7%	9,8%	8,4%			10,9%	9,3%

(1) EBITDA = Operating Income + Depreciation + Stumpage
(2) Capitalization = Financial Debt + Equity (includes Forestry Reserve)

Conference Call
November 5, 2008, at 9:30 am Eastern Time (New York)/ 11:30 am Santiago Time
Participants calling from USA: 1 (800) 860-2442
Participants calling from other countries: 1 (412) 858-4600
Participants’ password: Arauco

2 Summary	3 Consolidated Income Statement Analysis	6 Consolidated Balance Sheet Analysis	8 Key Ratios	9 Third Quarter Events	11 Financial Statements

Interim Review | Q308 Results	October 28, 2008

Q3 2008 vs. Q3 2007 review:

•

Arauco’s consolidated sales reached US$975 million during the third quarter of 2008, an increase of 10.2% over the US$885 million obtained in the third quarter of 2007. The increase in consolidated sales is the result of a strong increase in sales of pulp and energy. Sales increases for pulp are the result of higher volume and prices, and sales increases for energy are due to higher spot prices for our energy sold to the grid.

•

During the third quarter of 2008, consolidated EBITDA reached US$286 million, a 15.1% decrease when compared with the EBITDA reached during the same period of 2007. This decrease was due mainly to a lower EBITDA from the Pulp and Forestry Division.

•

Arauco’s net consolidated income for the third quarter of 2008 reached US$130 million, a decrease of 25.5% compared to the US$175 million obtained in the third quarter of the previous year. This decrease is the result of a lower Operating Income, Foreign Exchange Losses in 2008 compared to Foreign Exchange Gains during the third quarter of 2007 partially offset by lower Income Taxes.

•

Capital expenditures during the third quarter of 2008 reached US$143 million, a 47.3% increase compared to the US$97 million expended during the third quarter of 2007. The higher Capex when compared to the third quarter of 2007 is the result of an increase in the Forestry Division Capex explained by higher investments related to the Viñales Project and higher purchases of forest.

Q3 2008 vs. Q2 2008 review:

•

Arauco’s consolidated sales decreased by 3.3% during the third quarter of 2008 compared to the US$1009 million reached in the second quarter of 2008. This decrease is the result of lower sales of pulp and panels.

•

Arauco’s consolidated EBITDA decreased by 18.6% from the US$351 reached during the second quarter of 2008. This lower EBITDA is explained mainly by an decrease of 18.3% and 26.7% in the EBITDA of the Pulp and Panels Divisions respectively, partially offset by an increase of 30.3% in the Sawn Timber Division’s EBITDA.

•

Net Consolidated Income for the third quarter of 2008 decreased by 21.8% compared to the US$167 million obtained during the second quarter of 2008. This decrease in net income was due mainly to a lower Operating Income, a loss on investments in related companies and a higher Foreign Exchange Loss in the third quarter of 2008 as compared with the second quarter of 2008.

•

Capital expenditures during the third quarter of 2008 reached US$143 million, 19.2% higher than the second quarter of 2008. This increase in CAPEX is explained mainly by a increase in Forestry Division Capex of 12.2%, explained by higher purchases of forest.

Interim Review | Q308 Results	October 28, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco Revenue Summary, Q3 2007 – Q3 2008

Arauco Quarterly Sales (U.S.$ million)	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
Pulp Division	429	475	443	526	480
Sawn Timber Division	206	206	184	191	192
Panels Division	224	242	236	248	240
Forestry Division	20	26	31	17	30
Other	6	53	62	26	33
Total	885	1.002	956	1.009	975

Arauco’s consolidated sales for the third quarter of 2008 reached US$975 million, an increase of 10.2% over the US$885 million obtained in the third quarter of 2007 (Figure 1). This growth in consolidated sales is explained mainly by a strong increase in sales of pulp and energy.

Compared to the US$1,009 million obtained in the second quarter of 2008, consolidated sales were 3.3% lower during the third quarter of 2008. This decrease was mainly the result of lower sales of pulp, and to a lesser extend, panels, compensated by higher sales of Forestry Products. (Figure 2)

The breakdown of sales by product for the third quarter of 2008 is presented in Figure 3.

Pulp Division Sales

Pulp sales reached US$480 million during the third quarter of 2008, a 11.9% increase compared to the same quarter of the previous year. This growth is explained mainly by higher sales volume of 8.8% and higher average prices of 2.8%. The higher volume reached during the quarter when compared to the third quarter of 2007 is the result of the additional production that came from the Licancel Mill, which was stopped for six months starting from May 2007.

Compared to the US$526 million sold during the second quarter of 2008, pulp sales decreased by 8.8%. This decrease was due mainly to lower sales volume and lower prices of 5.3% and 3.7% respectively. This deterioration in pulp prices and sales volume is due to the economic slowdown that is affecting all commodities, including pulp.

During the third quarter of 2008 the market showed some signs of weakening as a consequence of the high levels of inventories in the hands of paper producers, and an oversupply of paper in some markets. Our clients have faced an important decrease in paper demand, which is associated directly to the economic activity. This situation brought a moderate decrease in the price levels in our markets.

The perspectives for pulp for the last quarter of 2008 are not favorable and we do not rule out a stronger decrease in prices. In fact, diverse indicators show that the deterioration of the world economy would get worse in the next months, with the resulting impact in the pulp market and other commodities.

Interim Review | Q308 Results	October 28, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

During the third quarter of 2008, sales of sawn timber and remanufactured wood products reached US$192 million, a decrease of 7.2% when compared to the same period in 2007. This negative effect is due mainly to a decrease in sales volume of 8.2%, partially offset by higher average prices of 1.1%. The decrease in sales volume is explained mainly by the housing crisis in the US.

Despite this improvement in prices, the housing industry crisis in the US will keep affecting this division in the next months, affecting our sales volume and prices. There is a high stock of unsold houses in the US, which will not allow a recuperation of the market during the rest of the year.

Compared to the US$191 million sold during the second quarter of 2008, sawn timber sales increased by 0.4%. This increase was due mainly to higher average prices of 8.2%, especially in our remanufactured wood products. The increase in prices is due to a reduction in the supply, due to the exit from the market of uncompetitive producers. The Increase in price was partially offset by lower sales volume of 7.2%, explained by the weakening of the US Housing Markets.

Panel Division Sales

During the third quarter of 2008, sales of panels reached US$240 million, a growth of 7.2% when compared to the third quarter of 2007. This increase in sales was due mainly to higher average prices of 12.9%, partially offset by lower sales volume of 5.0%. The increase in prices is the result of better average prices for all our products when compared to the third quarter of 2007, especially better prices for HB, PBO and Plywood.

Compared to the US$248 million sold during second quarter of 2008, panels sales decreased by 3.3%. This decrease is explained mainly by lower average prices of 2.4%, and lower sales volume of 0.9%, both effects explained by the weakening of the world economy.

Operating Income

Arauco’s Operating Income for the third quarter of 2008 reached US$ 200 million, decreasing 21.2% from the US$253 million obtained in the third quarter of 2007. This negative effect is explained mainly by an increase in the unit cost of pulp, explained by higher costs of wood and chemicals.

Compared to the US$255 million obtained in the second quarter of 2008, Operating Income decreased by 21.9%. This negative effect is due mainly to lower Consolidated Sales of 3.3%, partially offset by lower unit costs of pulp, resulting from a depreciation of Chilean Peso, lower costs of chemicals and partially offset by an increase in the cost of wood. The decrease in Consolidated Sales is the result of lower sales of pulp (8.8%) and panels (3.3%).

Net Income

Net Income for the third quarter of 2008 reached US$130 million (Figure 4), a decrease of 25.5% compared to the US$175 million obtained in the third quarter of the previous year. This decrease in Net Income is the result of a 21.2% decrease in Operating Income and to a Foreign Exchange Loss during the quarter produced by a depreciation of the Chilean peso that negatively affected the assets that were registered in this currency, partially offset by a decrease in Income Taxes.

Compared to the US$167 million obtained in the second quarter of 2008, Consolidated Net Income decreased by 21.8% (Figure 5). This negative effect in Consolidated Net Income is explained mainly by a 21.9% decrease in Operating Income and by a decrease in Income on Investments in Related Companies, partially offset by a decrease in Income Taxes. The decrease in the Income on Investments in related Companies is due to a loss coming from the 20% stake that Arauco holds on the Stora Enso Paper Mill in Brazil,

Interim Review | Q308 Results	October 28, 2008

EBITDA

Consolidated EBITDA for the third quarter of 2008 reached US$286 million, a 15.1% decrease when compared to the US$337 million for the same period of 2007 (Figure 6). This decrease is principally due to lower Pulp and Forestry Divisions’ EBITDA, which decreased by 14.0% and 26.4% respectively. In terms of pulp, the decrease in the EBITDA is explained mainly by higher costs of chemicals and wood.

Consolidated EBITDA for this quarter was 18.6% lower than the US$351 million EBITDA for the previous quarter (Figure 7). The explanation for this change is a decrease of 18.3% and 26.7% in the EBITDA of the Pulp and Panels Divisions respectively, partially offset by an increase of 30.3% in the Sawn Timber’s EBITDA. The lower Pulp EBITDA is the result of lower sales volume and prices due to a deterioration in the Pulp Market, partially offset by a small reduction in the cash cost of pulp. In the case of Panels, the decrease in EBITDA mainly came from lower sales volume and average prices, together with higher costs of energy, wood and resins.

Interim Review | Q308 Results	October 28, 2008

Production

Compared to the third quarter of 2007, production volume during this quarter increased by 15.2% in pulp, 4.5% in panels and 8.9% in sawn timber. (Figure 8)

The increase in production of pulp is explained mainly by the higher production at the Licancel Mill which was stopped for six months beginning in May 2007. In the case of panels, the increase in production came from the additional volume of plywood produced by the second line of the Nueva Aldea Plywood Mill, which started operations during the last quarter of 2007.

Compared to the previous quarter, production of pulp and panels increased by 10.3% and 1.7% respectively. In the case of sawn timber, production decreased by 1.0%. The increase in the production of pulp is the result of the increase of production at the Valdivia Mill, which was operating at 80% capacity until March 2008.

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached US$2,102 million as of September 30, 2008, a 16.2% increase compared to the third quarter of 2007. This growth is the result of an increase in Inventories, followed by higher Account Receivables and partially offset by lower Time Deposits.

Compared to the US$2,174 million for the second quarter of 2008, Current Assets decreased by 3.3%. The decrease in Current Assets is explained mainly by lower Marketable Securities and Account Receivables.

Fixed Assets reached US$6,559 million as of September 30, 2008, a 7.5% increase when compared to the third quarter of the previous year. This increase in Fixed Assets was the result of a growth in Forests due to forestry acquisitions related to the Stora Enso agreement signed in September 2007 where Arauco acquired 80% of the shares in Stora Enso Arapoti Emprendimentos Agrícolas S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations.

Interim Review | Q308 Results	October 28, 2008

FINANCIAL DEBT

US$ million	Q3 2007	Q2 2008	Q3 2008

Short term Debt	59,5	289,5	239,5
Short-term portion of long-term debt	221,5	209,4	296,0
Long term financial debt	2.030,6	2.150,2	1.969,0

TOTAL FINANCIAL DEBT	2.311,6	2.649,1	2.504,5

Cash & equivalents	246,9	289,4	279,4

NET FINANCIAL DEBT	2.064,6	2.359,6	2.225,0

Liabilities

Total Current Liabilities reached US$890 million during the third quarter of 2008, an increase of 33.1% compared to the US$668 million for the third quarter of 2007. This increase is explained mainly by an increase in Short-term debt due to higher pre-export financing, and by a higher proportion of Short-term debt in the Long-term debt category resulting from the reclassification from Long-term debt of US$80 million of a Syndicated Loan and the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in September of 2009.

Compared to the US$862 million for the second quarter of 2008, Current Liabilities increased by 3.3%. This increase is explained mainly by an increase in Current portion of Bonds Payable, partially offset by a decrease Short-term debt due to lower pre-export financings.

Long Term Liabilities reached US$2,275 million at the end of the third quarter of 2008, a decrease of 0.9% compared to the US$2,295 million for the third quarter of 2007.

Compared to the previous quarter, Long-Term Liabilities decreased 7.5%, explained by the movement from Long-term debt of U.S.$ 80 million of a syndicated loan due in February 2009 and the movement to Current Portion of bonds payable of U.S.$100 million of the Yankee Bond due in September of 2009.

Shareholders Equity

Arauco’s Shareholders’ Equity grew 10.2% from US$5.0 billion at the end of the third quarter of 2007 to US$5.5 billion at the end of the third quarter of 2008. This growth is the result of an increase of 10.5% in Retained Earnings and a growth of 11.8% in Other Reserves, due to the increase in the forestry valuation which is adjusted at the end of every year.

Compared to the second quarter of 2008 Shareholders’ Equity increased by 1.4%.

Interim Review | Q308 Results	October 28, 2008

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q3/07		Q2/08		Q3/08

Profitability
Gross margin	46,9%		44,4%		39,5%
Operating margin	28,6%		25,3%		20,5%
EBITDA margin	38,1%		34,8%		29,3%
ROA (EBIT / Average Total Assets)	12,7%		11,5%		9,0%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	10,7%		9,8%		8,4%
ROE (Net Income / Average Equity)	14,1%		12,1%		9,5%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	8,7	x	9,5	x	10,1	x
Interest Coverage Ratio (EBITDA / Gross Interest)	8,1	x	7,9	x	8,7	x
Average Net Financial Debt / EBITDA	1,6	x	1,7	x	1,9	x
Total financial debt / Total Capitalization	31,5%		32,6%		31,1%
Net financial debt / Total Capitalization	28,1%		29,1%		27,6%
Total financial debt / Equity	45,9%		48,5%		45,2%
Net financial debt / Equity	41,0%		43,2%		40,1%

Key Exchange Rates for the U.S. Dollar (closing rate)
	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08

One U.S. Dollar is

CLP	511,2	496,9	439,1	520,1	552,5
ARS	3,15	3,15	3,16	3,02	3,13
BRL	1,83	1,78	1,74	1,60	1,91
EUR	1,43	1,46	1,58	1,58	1,41

Interim Review | Q308 Results	October 28, 2008

Third Quarter Events

Arauco registers two local bond lines in Chile for a maximum of 10.000.000 UF

On June 24, 2008, the Board of Directors of Celulosa Arauco y Constitución S.A. agreed to register two local bond lines, both adding up to a total sum of 10.000.000 UF (unit of account used in Chile), equivalent to approximately US$ 313.0 MM.

The deadline for the first Bond Line will be 10 years, while that of the second Bond Line will be 30 years

In July 2008, Arauco presented an Impact Study Declaration for the construction in Constitución, Chile of a cogeneration plant (US$105 million Capex) fuelled by forestry biomass.

Arauco is planning the construction of a new cogeneration plant with total capacity of 41 MW in the area of Viñales, Constitución. This plant will allow Arauco to increase its energy surplus, increasing its supply to the national energy grid (Central Interconnected System or CIS).

Today, Arauco has the capacity to supply 134 MW to the CIS. The new cogeneration unit will increase the flow of energy to the grid by 32 MW.

Higher efficiency, renewable clean energy, lower costs and the possibility of changing Chile’s energy matrix are some of the benefits offered by energy cogeneration using forestry biomass.

This Project will be registered under the Clean Development Mechanism of the Kyoto Protocol.

The Viñales Project is part of a total of US$175 million investment in new energy generation that includes also the cogeneration project at the Arauco Pulp Mill, which started construction in May 2008, and considers an investment of US$ 70 million in a high pressure power boiler with a production capacity of 210 t/h of steam and a turbo cogeneration generator with a 25 MW capacity. The Arauco cogeneration unit will begin to operate during the fourth quarter of 2009.

On September 30, Arauco decided to shut down the Lomas Coloradas Sawmill

The reasons for the decision made by Arauco are the low demand of sawmill products in the United States, resulting from the decrease in the construction of new homes and the high stock of unsold homes, and the financial crisis affecting the developed economies. All this has taken a toll on the sales of wood, having great impact on the forestry industry in general.

This sawmill was purchased by ARAUCO during mid 2006 from Cementos Bío Bío S.A. along with forest plantations. It had an annual production capacity of 250.000 m3 and employed 250 workers, with whom the company will be especially considerate during this closing process.

Interim Review | Q308 Results	October 28, 2008

Subsequent Events

ARAUCO received the Good Business Citizen Award from Amcham

On October 3, ARAUCO received the “‘Good Business Citizen Award”‘, on its 2008 version, granted by the Chilean-North American Chamber of Commerce (Amcham), for its Program “‘Development of New Local Suppliers for ARAUCO – The CFI Nueva Aldea case”‘.

The purpose of this award is to acknowledge the Corporate Social Responsibility programs developed by companies in Chile, aimed at the community in which they are established, having been implemented for at least a year, that are self-sustainable and whose results can be measured.

Of the 25 programs belonging to different companies that applied this year, four were rewarded; among them, ARAUCO.

The company’s program started in 2005 and has translated into more income for the group of businessmen involved and additional jobs for their families; the development and establishment of business skills; the development of productive infrastructure; the establishment of marketing and associative networks; and public-private cooperation, among other aspects.

ARAUCO sold 255.592 tons of Carbon Credits Reduction Certificates (CERs) resulting from the company’s use of forest biomass to fuel electric energy cogeneration units at its Nueva Aldea and Trupan facilities

The credits were sold on October 2 to four buyers through the first online commercial platform for carbon credits, which was launched with this sale by CantorCO2e, leading carbon-trading broker.

Arauco currently operates six bio-fueled power plants with an installed capacity of 537 MWh, which includes a surplus of 134 MWh that is supplied to Chile’s Central Interconnected System. The surplus is enough energy to meet the needs of a city of 500,000 inhabitants. To date, Arauco has issued 742,129 CERs, based on carbon emissions offset by its bio-fueled units.

ARAUCO received the 2008 CSR award for Best Sustainability Report in the Environmental Management category

On October 10, ARAUCO received the 2008 CSR award for Best Sustainability Report in the Environmental Management category. The award, granted by Acción RSE (a non-profit organization promoting corporate social responsibility) aims to honour the best sustainability reports developed by companies operating in Chile, as a way of contributing to making their approach to CSR known.

Applying this year were 25 reports, of which 8 companies were awarded; among them, ARAUCO.

ARAUCO to participate in research on biofuels in Chile

Arauco will participate in Bioenercel S.A., a technological consortium composed also by Celulosa Arauco, CMPC, Masisa and the University of Concepción with a participation of 20% each; the Catholic University of Valparaiso with a 13%; and Fundación Chile with a 7%.

The objective of Bioenercel is to develop technologies that will allow the introduction of second generation biofuels to the national energy matrix. There is a national necessity to explore the possibility to produce second generation bio-fuels and Arauco has not only the raw material, but also the possibility to contribute in the R&D process.

Supported in part by a CL$3 billion (~US$5.5 million) grant awarded on October 2 by InnovaChile, a program of Chile’s economic development agency CORFO, Bioenercel will build and operate a test facility to produce second-generation cellulosic ethanol using lignocellulose as a raw material.

Total project costs are estimated at CL$5 billion (~US$9.1 million). The Bioenercel Technological Consortium has a five-year period in which to obtain tangible results. The project also is expected to enrich the participants’ knowledge and technical skills in the conversion of biomass to bio fuels.

Interim Review | Q308 Results	October 28, 2008

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	30-09-2007	30-09-2008

Net Sales	2.573,6	2.939,9
Cost of sales	-1.359,2	-1.680,6

Gross profit	1.214,4	1.259,3

Selling and administrative expenses	-450,7	-552,5

Operating income	763,7	706,8

Interest Income	14,4	16,6
Income on investments in related companies	6,7	5,8
Other non operating income	21,7	21,2
Loss on investments in related companies	-0,5	-1,1
Goodwill Amortization	-2,2	-0,1
Interest expense	-133,9	-119,8
Other non operating expenses	-18,8	-21,8
Price-level restatement	-0,6	-0,4
Foreign exchange gains (losses)	7,5	-4,1

Non-operating income	-105,7	-103,7

Income before taxes and extraordinary items	658,0	603,1

Income taxes	-140,0	-120,9
Extraordinary Items	0,0	0,0

Income before minority interest and negative goodwill amortization	518,0	482,2

Minority interest	0,3	-1,5

Net income after minority interest	518,3	480,7

Negative goodwill amortization	3,1	4,0

Net income for the period	521,4	484,7

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review | Q308 Results	October 28, 2008

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	30-09-2007	30-09-2008

Cash & cash equivalents	246,9	279,4
Account receivables	551,1	637,4
Inventories	679,7	849,6
Other current assets	330,2	335,2

Total Current Assets	1.808,0	2.101,7

Land	533,4	646,1
Forest	2.567,5	2.835,6
Buildings and other infrastructure	2.035,7	2.104,7
Machinery and equipment	2.879,2	2.972,8
Other Fixed Assets	531,0	655,7
Accumulated Depreciation	-2.445,6	-2.656,0

Total Fixed Assets	6.101,2	6.559,0

Total Other Assets	98,0	112,6

TOTAL ASSETS	8.007,1	8.773,3

Short-term debt	59,5	239,5
Short-term portion of Long-term debt	221,5	296,0
Accounts payable	245,4	244,9
Other current liabilities	142,0	109,4

Total Current Liabilities	668,4	889,9

Long-term bank borrowings	178,1	246,5
Long-term bonds	1.852,5	1.722,5
Other long term liabilities	264,3	305,6

Total Long Term Liabilities	2.294,9	2.274,6

Minority Interest	12,0	65,4

Total Shareholder’s Equity	5.031,8	5.543,5

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	8.007,1	8.773,3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review | Q308 Results	October 28, 2008

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	30-09-2007	30-09-2008

Net income (loss) for the period	521,4	484,7
Results on sales of assets	0,1	0,3
Depreciation	177,2	172,7
Charges (credits) to income not affecting cash flow	49,5	84,7
Changes in assets, affecting cash flow	-112,7	-227,6
Changes in liabilities, affecting cash flow	120,2	118,2
Profit (loss) of minority interest	-0,3	1,5

Net cash provided by (used in) operating ativities	755,4	634,5

Debt issuance	1.035,7	613,5
Debt repayment	-1.144,9	-631,2
Dividends Paid	-172,5	-197,1
Others	-1,6	0,0

Net cash provided by (used in) financing activities	-283,3	-214,8

Capital Expenditures	-417,6	-388,1
Other investment cash flow	0,5	-6,1

Net cash provided by (used in) investing activities	-417,1	-394,2

Total positive (negative) cash flow of the period	55,0	25,5

Effect of inflation on cash and cash equivalents	7,7	-13,3

Net increase (decrease) in cash and cash equivalents	62,6	12,2

Cash and cash equivalents at beginning of the period	184,3	267,2

Cash and cash equivalents at end of the period	246,9	279,4

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Maria José Ibaceta	Felipe Hartwig
mariajose.ibaceta@arauco.cl	felipe.hartwig@arauco.cl
Phone: (56-2) 461 7283	Phone: (56-2) 461 7494

Fax: (56-2) 461 75 41
www.arauco.cl

Interim Review | Q308 Results	October 28, 2008

DISCLAIMER

Figures for Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	December 1, 2008	By:	/s/ Matías Domeyko Cassel

Name: Matías Domeyko Cassel
Title: Chief Executive Officer